SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“Company”), in compliance with Article 157, Paragraph 4 of Law 6404/76 and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (“CVM”), hereby informs its shareholders and the market that its Board of Directors approved the fifth (5th) public issue of non-convertible unsecured debentures in a single series ("Debentures"), for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Restricted Offering”). The transaction  comprised the issue of 115 Debentures, with nominal unit value of R$10,000,000.00, totaling R$1,150,000,000.00, with maturity in eight years. The Debentures will be registered for distribution in the primary market and for trading in the secondary market through the Securities Distribution Module ("SDT") and the National Debentures Module ("SND"), respectively, both managed and operated by CETIP - OTC Clearing House ("CETIP") and with distribution and trading settled by CETIP, where the Debentures will be held in custody electronically.

The Company further informs that on the present date all Debentures were subscribed and paid in, and the net proceeds raised by the Company through the Issue and the Restricted Offering, after deduction of the expected discounts, the distribution commissions and the estimated expenses to be paid by the Company, will be fully used to finance working capital and other activities of the Company.

São Paulo, August 23, 2011

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.